Exhibit 99.1

Section 13(r) Disclosure

Travelport Worldwide Limited, which may be considered an affiliate of The Blackstone Group, L.P., provided the disclosure reproduced below in its Form 10-Q for the fiscal quarter ended September 30, 2015. We have no involvement in or control over the activities of Travelport Worldwide Limited, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of this disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain airline Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities in the quarter ended September 30, 2015 were approximately $133,000 and $94,000, respectively.”

Hilton Worldwide Holdings Inc, which may be considered an affiliate of The Blackstone Group, L.P., provided the disclosure reproduced below in its Form 10-Q for the fiscal quarter ended September 30, 2015. We have no involvement in or control over the activities of Hilton Worldwide Holdings Inc., any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of this disclosure.

“During the fiscal quarter ended September 30, 2015, an Iranian governmental delegation stayed at the Transcorp Hilton Abuja for one night. The stays were booked and paid for by the government of Nigeria. The hotel received revenues of approximately $5,320 from these dealings. Net profit to Hilton Worldwide Holdings Inc. (“Hilton”) from these dealings was approximately $495. Hilton believes that the hotel stays were exempt from the Iranian Transactions and Sanctions Regulations, 31 C.F.R. Part 560, pursuant to the International Emergency Economic Powers Act (“IEEPA”) and under 31 C.F.R. Section 560.210 (d). The Transcorp Hilton Abuja intends to continue engaging in future similar transactions to the extent they remain permissible under applicable laws and regulations.”